

June 4, 2014

Via E-mail
Martín Migoya
Chairman of the Board and Chief Executive Officer
Globant S.A.
5 rue Guillaume Kroll
L-1882, Luxembourg
Luxembourg

**Re:** **Globant S.A.**
**Amendment No. 3 to Registration Statement on Form F-1**
**Filed May 28, 2014**
**File No. 333-190841**

Dear Mr. Migoya:

We have reviewed your amended registration statement and have the following comments.

Exhibits 5.1 and 8.1

1.      Please request counsel to remove the limitation in the legal and tax opinion indicating that the opinion "is subject to the exclusive jurisdiction of the courts of Luxembourg" or tell us why such a limitation is appropriate.

Exhibit 23.1

2.      We note the accountants reference their report dated May 26, 2014. The audit report on page F-2 is dated May 14, 2014. Please have the accountants advise or revise accordingly.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.  Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc:  Via E-mail
Christopher C. Paci, Esq.
DLA Piper LLP (US)